

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

> **Re: Aspen Insurance Holdings Ltd.**
> **Schedule TO-T filed by Endurance Specialty Holdings Ltd.**
> **Filed June 9, 2014**
> **File No. 005-79396**
>
> **Endurance Specialty Holdings Ltd.**
> **Registration Statement on Form S-4**
> **Filed June 9, 2014**
> **File No. 333-196596**

Dear Mr. Freed:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 8. Interest in Securities of the Subject Company, page 3

1.   Please tell us where the referenced Schedule II appears in the Offer to Exchange.

Item 10. Financial Statements, page 4

2.   It appears the Offer to Exchange, as distinguished from the Schedule TO, includes summarized financial information pursuant to Item 1010(c) of Regulation M-A. Please revise the Schedule TO to include, through incorporation by reference or otherwise, the

Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
June 17, 2014
Page 2

information required by Item 1010(a)(1) and (2) of Regulation M-A. See Instructions 3 and 6 to Item 10 of Schedule TO.

3. To the extent that any filings incorporated by reference include reference to the Private Securities Litigation Reform Act, please include disclosure that informs shareholders that such safe harbor is inapplicable to statements made in connection with this tender offer.

Acceptance for Exchange, and Exchange of Aspen Common Shares . . ., page 59

4. On page 60, the disclosure states that any Aspen shares not accepted will be returned "as promptly as practicable" following the expiration or termination of the exchange offer. Please revise to be consistent with Exchange Act Rule 14e-1(c).

5. We note the reservation of right to transfer or assign the right to exchange tendered Aspen common shares. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Ownership of Endurance After the Exchange Offer, page 67

6. Please refer to the last paragraph here and disclose how the percentage ownership of Aspen shareholders would change assuming exercise of the "Equity Investment Option."

Material U.S. Federal Income Tax Consequences, page 68

7. Please revise to include a risk factor relating to the uncertainty of whether the transaction will qualify as an integrated transaction and the resulting effect on shareholders.

Regulatory Approvals, page 84

8. We note reference to approvals required "in the judgment" of Endurance. The offer conditions must be outside the control of the bidder. Please revise.

Additional Note Regarding the Exchange Offer, page 132

9. Please revise the disclosure to be consistent with Exchange Act Rule 14d-10(b)(2).

Where You Can Find More Information, page 133

10. We note the disclosure incorporating by reference any documents that Endurance or Aspen files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus/offer to exchange to the termination of the exchange offer.   Please

note that Schedule TO-T does not permit forward incorporation by reference. Please revise accordingly and confirm your understanding.

<u>Signatures</u>

11.   Please clarify the reference to "this amendment" in the first paragraph of text.

12.   Please revise to include the signature of Endurance's authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 to the Signatures of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers and Acquisitions

cc (by E-mail):   Richard J. Grossman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP